March 30, 2026

Raymond Wang
Chief Executive Officer
Greenland Technologies Holding Corp.
50 Millstone Road, Building 400 Suite 130
East Windsor, NJ 08512

       Re: Greenland Technologies Holding Corp.
           Registration Statement on Form S-3
           Filed March 27, 2026
           File No. 333-294700
Dear Raymond Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Ying Li, Esq.